UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2025

Commission File Number: 001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Document

99.1	Globus Maritime Limited Reports Financial Results for the Quarter ended March 31, 2025

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements as at March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024

THIS REPORT ON FORM 6-K (BUT EXCLUDING EXHIBIT 99.1 HEREOF) IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-240042), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020 (B) ON FORM F-3 (FILE NO. 333-239250), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020, AND (C) ON FORM F-3 (FILE NO. 333-273249), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 2023 AND DECLARED EFFECTIVE ON JULY 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer

Date: June 16, 2025